

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 20, 2016

<u>Via Facsimile</u>
David F. Conte
Chief Financial Officer
Splunk Inc.
250 Brannan Street
San Francisco, CA 94107

      Re: **Splunk, Inc.**
              Form 10-K for the Fiscal Year Ended January 31, 2016
              Filed March 30, 2016
              File No. 1-35498

Dear Mr. Conte:

      We refer you to our comment letter dated May 25, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.
      .

                  Sincerely,

                  /s/ Cecilia Blye

                  Cecilia Blye, Chief
                  Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director